UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69134

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/012022__ AND ENDING __12/31/2022__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Rehmann Financial Network, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4086 Legacy Parkway__
(No. and Street)

__Lansing__	__MI__	__48911__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Nicole Spitzley__	__517-316-2438__	__nicole.spitzley@rehmann.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Warren Averett LLC__
(Name – if individual, state last, first, and middle name)

__6 Concourse Parkway, Suite 600__	__Atlanta__	__GA__	__30328__
(Address)	(City)	(State)	(Zip Code)
__05/17/2005__		__2226__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rehmann Financial Network, LLCq, as of 2/27, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



N P HEINIG
Notary Public – State of Michigan
County of Eaton
My Commission Expires Nov 7, 2024
Acting in the County of Ingham

Signature: [signature]

Title: Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rehmann Financial Network, LLC

Year Ended December 31, 2022

Financial Statements and Supplemental Information



REHMANN FINANCIAL NETWORK, LLC

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Rehmann Financial Network, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Rehmann Financial Network, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Rehmann Financial Network, LLC's management. Our responsibility is to express an opinion on Rehmann Financial Network, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rehmann Financial Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rehmann Financial Network, LLC's auditor since 2014.

Warren Averett, LLC

Atlanta, Georgia
February 27, 2023

REHMANN FINANCIAL NETWORK, LLC

Statement of Financial Condition
December 31, 2022

Assets		
Cash - Chase	$	1,003,793
Prepaid Expenses		23,483
Total Assets	$	1,027,276
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	8,929
Accounts Payable - Related Party		7,498
Total Liabilities		16,427
Member's Equity		
Paid in Capital - Rehmann Financial Network		107,140
Member's Equity		903,709
Total Member's Equity		1,010,849
Total Liabilities and Member's Equity	$	1,027,276

REHMANN FINANCIAL NETWORK, LLC

Statement of Operations

Year Ended December 31, 2022

Income		
Broker - Dealer	$	542,416
Total Net Fees		542,416
Salaries		
Payroll Expense		49,380
Payroll Expense - Advisors		108,460
Payroll Taxes		2,244
Total Salaries		160,084
Personnel		
401(k) Expense		876
Group Insurance Benefits		2,556
Professional Dues		264
Professional Education		1,116
Employee Relations		372
Total Personnel		5,184
Facilities		
Rent		5,892
Overhead Allocation		5,724
Total Facilities		11,616
Computer Facilities		
Computer Software		6,000
Computer Licenses		40,184
Total Computer Facilities		46,184
Other Operating Expenses		
Insurance		3,660
Subscription Publication Service		6,305
License Fees		30,980
Office Supplies and Expenses		204
Telephone		384
Professional Services		47,014
Auto and Travel Expense		828
Total Other Operating Expenses		89,375
Total Expenses		312,443
Net Income	$	229,973

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Balance at December 31, 2021	$	780,876
Contributions		-
Distributions		-
Net Income		229,973
Balance at December 31, 2022	$	1,010,849

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Cash Flows

Year Ended December 31, 2022

Cash from Operating Activities		
Net Income	$	229,973
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities Which Provided (Used) Cash		
Accounts Receivable		6,771
Prepaid Exepenses		(989)
Accounts Payable		(74,696)
Accounts Payable - Related Party		(77)
Net Cash Provided by Operating Activities		160,982
Net Increase in Cash		160,982
Cash, Beginning of Year		842,811
Cash, End of Year	$	1,003,793

REHMANN FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in the sale of Mutual Funds and Variable Annuities via "subscription way"/"application way" basis (aka "check and ap"). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a "subscription way basis". The Company does not hold customer funds or safekeep customer securities. The firm does not have a clearing agreement.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable and determinable.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2019 to 2021, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash: As of December 31, 2022, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. As of December 31, 2022, the Company's uninsured cash balance was approximately $753,793.

Fair Value of Financial Instruments: The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2022 and February 27, 2023 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements and no matters were required to be recognized or disclosed in the financial statements.

REHMANN FINANCIAL NETWORK, LLC

▪ NOTES TO FINANCIAL STATEMENTS

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6\ ^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2022, the Company had net capital of $972,365 which exceeded the minimum net capital requirement on that day of $5,000 by $967,365. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

3. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Rehmann Financial Group

RFG pays substantially all the accounts payable and payroll on behalf of the Company and RFG is reimbursed on a routine basis. RFG also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by RFG. At December 31, 2022, the net amount of cash owed by the Company to RFG was $7,498 and is included in accounts payable – related party on the statement of financial condition.

4. DEFINED CONTRIBUTION PLAN

Defined Contribution Plan: The Rehmann, LLC 401(k) Plan covers substantially all employees of the Company. Rehmann matches 30% of each participant's contributions not in excess of 10% of their compensation for each pay period.

REHMANN FINANCIAL NETWORK, LLC

Computation of Net Capital to Rule 15c3-1 (Schedule I)
December 31, 2022

Computation of Net Capital

Total member's equity	$	1,010,849
Deduct non-allowable assets		(23,483)
Other deductions		(15,000)
Net capital	$	972,366

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	16,427

Computation of Minimum Net Capital Requirement

Net capital	$	972,366
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	967,366
Percentage of aggregate indebtedness to net capital		1.69%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Rehmann Financial Network, LLC for inclusion in the Company's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2022, as filed on January 21, 2023

See accompanying report of independent registered public accounting firm.

REHMANN FINANCIAL NETWORK, LLC

Other Information - (Schedule II)

December 31, 2022

A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

The Company is claiming an exemption under k(1) pursuant to Rule 15c3-3 as the company does not take possession or control of accounts for customers.

B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

The Company is is claiming an exemption under k(1) pursuant to Rule 15c3-3 as its conducts only a limited business in mutual funds and/or variable annuities. As such, the Company does not take possession or control of accounts for customers

C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2022

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

February 27, 2023

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338N

Rehmann Financial Network, LLC.'s Exemption Report

Rehmann Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4)**.** To the best of its knowledge and belief, the Corporation states the following:

(1) Pursuant to SEC Rule 15c3-3(k)(1), the Company is claiming an exemption from SEA Rule 15c-3-3 throughout the period from January 1, 2022 through December 31, 2022, without exception.

(2) The Company adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Nicole Spitzley
Title: Chief Compliance Officer

4086 Legacy Parkway, Lansing, MI 48911 517.316.2400

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to paragraph (k)(1) of SEA Rule 15c3-3, in which (1) Rehmann Financial Network, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which Rehmann Financial Network, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (2) Rehmann Financial Network, LLC stated that Rehmann Financial Network, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, Georgia
February 27, 2023

13

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member
Rehmann Financial Network, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Rehmann Financial Network, LLC (Company) is responsible for its form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 (for Statement of Operations amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2022 through March 31, 2022; April 1, 2022 through June 30, 2022; July 1, 2022 through September 30, 2022; and October 1, 2022 through December 31, 2022), as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation supporting the adjustments noting no differences; and
5) Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Rehmann Financial Network, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, Georgia
February 27, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

~~RFN X2310~~

SIPC-7

(36-REV 12/18)

For the fiscal year ended ___12/31/2022___
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Rehmann Financial Network, LLC
4086 Legacy Parkway
Lansing MI 48911
69134 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicole Spitzley 517-316-2438

2. A. General Assessment (item 2e from page 2) $ __651__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__361__)
      08/15/2022
           Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __290__

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☑   ACH ☐ $ __290__
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rehmann Financial Network, LLC
(Name of Corporation, Partnership or other organization)

Nicole Spitzley
(Authorized Signature)

Dated the __20th__ day of __January__ , 20 __23__ .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JAN 1, 2022__
and ending __DEC 31, 2022__

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 542,416

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   <108,460>

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        _____

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 433,956

2e. General Assessment @ .0015 $ 651

(to page 1, line 2.A.)

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